



Cultivate Kitchen Co LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $124,000

Offering End Date: May 28, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Cultivate Kitchen Co LLC

Founded: April 5, 2022

Address: 640 Main St, Unit D
Louisville, CO 80027

Industry: Caterer

Employees: 14

Website: https://www.cultivatekitchenco.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- new location expansion
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 796 Followers





Business Metrics:

	FY22	FY23	YTD 3/1/2024
Total Assets	$18,136	$23,423	$43,316
Cash & Cash Equivalents	$18,135	$22,185	$42,078
Accounts Receivable	$0	$1,237	$1,237
Short-term Debt	$60,600	$5,600	-$6,682
Long-term Debt	$0	$0	$0
Revenue	$99,621	$643,307	$130,855
Cost of Goods Sold	$32,658	$168,207	$27,946
Taxes	$0	$0	$0
Net Income	-$31,621	$141,918	$41,827

Recognition:

Cultivate Kitchen Co LLC (DBA Cultivate Kitchen Co) was started by two moms with a passion for food. Their menus cater to multiple eating styles with a consistent focus on delicious and nutritious, no matter what their customers' goals may be. They are expanding into a larger location which will allow them more space for their meal prep and catering service production. It will also include a customer-facing area with more real estate for walk-in grab-and-go fridges and a community space.

About:

Cultivate Kitchen Co LLC (DBA Cultivate Kitchen Co) was founded by Katrina High and Cammie Read. They are passionate about providing their customers and community with healthy, whole food and convenient, delicious meals. With meal pick-up, catering, and personal chef offerings, they are confident that they will have a service that fits the needs of their community.

For more information, contact our Customer Support Team at support@thesmbx.com

